UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2018

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from: ____________ to ____________

Commission File Number: 001-12951

A.  Full title of the Plan and the address of the Plan, if
different from that of the issuer named below:

BUCKLE 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE BUCKLE, INC.
2407 WEST 24TH STREET
P.O. BOX 1480
KEARNEY, NEBRASKA 68848-1480

BUCKLE 401(K) PLAN

REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA (Employee Retirement Income Security Act of 1974) and are included herein as listed in the table of contents below.

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Buckle 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Buckle 401(k) Plan (“the Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
June 28, 2019

We have served as the auditor of the Plan since at least 1993; however, the specific year has not been determined.

BUCKLE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017

	December 31, 2018	December 31, 2017
ASSETS:
Participant directed investments at fair value	$98,043,972	$106,963,466
Participant directed investments at contract value	3,881,502	3,655,309

Receivables:
Notes receivable from participants	1,651,616	1,879,961
Participant contributions	92	920
Employer contributions	1,989,332	2,002,380
Total receivables	3,641,040	3,883,261

NET ASSETS AVAILABLE FOR BENEFITS	$105,566,514	$114,502,036

See notes to financial statements.

BUCKLE 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	December 31, 2018	December 31, 2017
ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(8,763,568)	$17,223,195
Interest and dividends	1,364,507	1,232,336
Net investment income (loss)	(7,399,061)	18,455,531

Contributions:
Participant contributions	6,710,017	6,023,535
Employer contributions	1,990,713	2,003,171
Total contributions	8,700,730	8,026,706

Interest income on notes receivable from participants	88,132	77,778

DEDUCTIONS:
Benefits paid to participants	9,900,135	5,788,753
Administrative expenses	425,188	295,261
Total deductions	10,325,323	6,084,014

INCREASE (DECREASE) IN NET ASSETS	(8,935,522)	20,476,001

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	114,502,036	94,026,035

End of year	$105,566,514	$114,502,036

See notes to financial statements.

BUCKLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017, AND
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

1.	DESCRIPTION OF THE PLAN

The following description of the Buckle 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan provisions.

General - The Plan is a defined contribution plan covering, with certain specified exclusions, all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. It was established effective February 1, 1986, and last amended effective January 1, 2016. The Plan administrator is The Buckle, Inc. (the “Company”). The Plan record keeper is Massachusetts Mutual Life Insurance Company (“Mass Mutual”) and the Plan trustee is Reliance Trust Company.

Contributions - Participants may contribute from 1% to 75% of their eligible pay, as defined under the Plan. The Plan provides for the automatic enrollment of eligible participants at a deferral rate of 3% of eligible pay, unless the participant affirmatively elects otherwise. The Plan also provides for an automatic 1% annual increase in the deferral rate (up to a maximum deferral of 10% of eligible pay) for all participants who have been automatically enrolled in the Plan, unless the participant affirmatively elects otherwise. Participants are allowed to designate all or a portion of their contributions as Roth contributions. The Company may contribute to the Plan at its discretion. In fiscal 2018 and 2017, the Company contributed 50% of employees’ contributions on deferrals up to 6% of their eligible pay. The Company contributions to the Plan were $1,990,713 for the year ended December 31, 2018 and $2,003,171 for the year ended December 31, 2017, respectively. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s discretionary contribution and Plan earnings (losses) and is charged with withdrawals and administrative expenses. Allocations are based on participant earnings or account balances, as defined under the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments - Participants direct the investment of all contributions into various investment options offered by the Plan.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings (losses) thereon. The Company’s discretionary contributions vest over a six-year period, which is as follows:

Years of Service	Percent Vested

Less than two	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six or more	100%

Notes Receivable from Participants - Participants may borrow from their individual accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate established quarterly by the Plan administrator based on the published prime rate plus 1%. At December 31, 2018, participant loans have maturities through 2028 at interest rates ranging from 4.25% to 9.75%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits - On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her vested account. Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Forfeited Accounts - At December 31, 2018 and 2017, forfeited non-vested account balances were $434,174 and $326,746, respectively. Forfeitures of terminated participants’ non-vested account balances are utilized to offset the Company’s discretionary matching contributions made during the plan year and to pay certain administrative expenses for the Plan. The amount utilized to fund a portion of the Company's matching contribution was $100,000 in both fiscal 2018 and fiscal 2017.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including mutual funds, collective investment trusts, a stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value (except for the stable value fund, which is reported at contract value). Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value ("NAV") of shares held by the Plan at year-end. Collective investment trusts ("CITs") are valued at the NAV per share, which is based on the fair value of the underlying net assets. The Buckle Stock Fund is valued at the per unit value of the assets held by the fund (including the closing price of common stock of The Buckle, Inc., as reported on the New York Stock Exchange on the last trading day of the plan year, plus the value of the uninvested cash position held by the fund).

Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. The SAGIC Diversified Bond stable value fund invests principally in a diversified portfolio of fixed income securities from U.S. and foreign issuers, including corporate, mortgage-backed, and government and agency bonds; which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals and administrative expenses.

The net appreciation (depreciation) in fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year. Net appreciation (depreciation) includes the Plan’s gains or losses on investments bought and sold as well as held during the year. Net appreciation also includes dividends received from The Buckle Inc., which impact the per unit value of The Buckle Stock Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan Agreement.

Administrative Expenses - Administrative expenses are paid by either the Company or the Plan, in accordance with the terms of the Plan Agreement.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, as of December 31, 2018 or December 31, 2017.

3.	FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2018 and 2017:

Common stock - The Buckle Stock Fund is valued at the per unit value of the assets held by the fund (including the closing price of common stock of The Buckle, Inc., as reported on the New York Stock Exchange on the last trading day of the plan year, plus the value of the uninvested cash position held by the fund) and is categorized as Level 1.

Mutual funds - Shares of mutual funds are valued at quoted prices that represent the NAV of shares held on the last day of the plan year and are categorized as Level 1. The mutual funds held by the Plan are deemed to be actively traded.

Collective investment trusts - CITs are public investment vehicles valued using a NAV provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market and valued at the closing price reported on the active market on which those individual securities are traded. These investments are priced daily and have no redemption restrictions.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2018 and 2017:

	As of December 31, 2018
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock	$9,787,188	$—	$—	$9,787,188
Mutual funds	15,024,608	—	—	15,024,608
Total assets in fair value hierarchy	$24,811,796	$—	$—	$24,811,796
Investments at net asset value:
Collective investment trusts				73,232,176
Investments at fair value				$98,043,972

	As of December 31, 2017
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock	$10,782,431	$—	$—	$10,782,431
Mutual funds	17,749,597	—	—	17,749,597
Total assets in fair value hierarchy	$28,532,028	$—	$—	$28,532,028
Investments at net asset value:
Collective investment trusts				78,431,438
Investments at fair value				$106,963,466

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2018 and 2017, there were no transfers between levels.

4.	FULLY BENEFIT-REPONSIVE GUARANTEED INVESTMENT CONTRACT

The Plan has a fully benefit-responsive guaranteed investment contract (“GIC”) with Mass Mutual. Mass Mutual maintains the contributions in a separate investment account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC is included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Earnings under the contract are based on a specified crediting rate that is determined periodically by Mass Mutual and cannot be less than 0%. Except for the limitations below, Mass Mutual is contractually obligated to allow participants to withdraw or transfer of all or a portion of their investment at contract value.

Limitations on the Ability of the GIC to Transact at Contract Value - Certain events, such as Plan termination or a plan merger initiated by the Company, may limit the ability of the Plan to transact at contract value or may allow for the termination of the GIC at less than contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable.

5.	FEDERAL INCOME TAX STATUS

The Plan uses a volume submitter plan document sponsored by Mass Mutual. Mass Mutual received an opinion letter from the Internal Revenue Service (“IRS”), dated March 31, 2014, which states that the volume submitter document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. The plan document has been amended since receiving the opinion letter. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may direct the trustee either to distribute the Plan’s assets to the participants or to continue the trust and distribute benefits as though the Plan had not been terminated.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include The Buckle Stock Fund, which is invested primarily in the stock of The Buckle, Inc., the Plan sponsor, and, therefore, these investments and actual transactions qualify as party-in-interest. The Plan held 490,970 shares of The Buckle, Inc. common stock at December 31, 2018 and 441,462 shares at December 31, 2017, which had a cost basis of $6,433,834 and $6,352,150, respectively. Dividend income received by the Plan from its investment in the stock of The Buckle, Inc. was $1,244,998 for the year ended December 31, 2018 and $757,208 for the year ended December 31, 2017, respectively. Dividends received from The Buckle Inc., which impact the per unit value of The Buckle Stock Fund, are included in the net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Mass Mutual serves as record keeper for the Plan and manages certain Plan investments. Therefore, these transactions qualify as party-in-interest.

******

BUCKLE 401(k) PLAN
EMPLOYER ID NO: 47-0366193
PLAN NO: 001

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018

	Column B	Column C	Column E

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment: Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Current Value

*	The Buckle, Inc. - The Buckle Stock Fund	1,282,167 units	$9,787,188
*	Stable Value Fund - SAGIC Diversified Bond Fund	307,066 shares	3,881,502
	Bond Fund:
	Metropolitan West Total Return Bond Fund	111,784 shares	1,093,247
	Northern Trust Collective Aggregate Bond Index Fund	3,824 shares	448,742
	Large Value Fund - John Hancock Disciplined Value Fund	102,896 shares	1,845,947
	Large Blend Fund - Northern Trust Collective S&P 500 Index Fund	17,783 shares	4,029,670
	Large Growth Fund - Harbor Capital Appreciation Fund	67,469 shares	4,180,363
	Mid-Cap Value Fund - JP Morgan Mid Cap Value Fund	43,300 shares	1,428,038
	Mid-Cap Blend Fund - Northern Trust Collective Extended Market Index Fund	4,964 shares	900,493
*	Mid-Cap Growth Fund - T. Rowe Price / Frontier Mid Cap Growth Fund	118,514 shares	2,216,210
	Small Value Fund - Invesco Small Cap Value Fund	69,624 shares	821,559
	Small Growth Fund - Wells Fargo Advantage Small Company Growth Fund	4,686 shares	222,390
	Foreign Fund:
	American Funds Europacific Growth Fund	71,502 shares	3,216,854
	Northern Trust Collective MSCI ACWI ex-US IMI Index Fund	9,419 shares	1,185,455
	Lifecycle Fund:
	T. Rowe Price 2005 Collective Investment Trust	8,281 shares	118,415
	T. Rowe Price 2010 Collective Investment Trust	925 shares	13,746
	T. Rowe Price 2015 Collective Investment Trust	12,246 shares	192,753
	T. Rowe Price 2020 Collective Investment Trust	43,992 shares	729,826
	T. Rowe Price 2025 Collective Investment Trust	237,816 shares	4,128,491
	T. Rowe Price 2030 Collective Investment Trust	679,066 shares	12,263,930
	T. Rowe Price 2035 Collective Investment Trust	586,211 shares	10,874,217
	T. Rowe Price 2040 Collective Investment Trust	404,436 shares	7,635,753
	T. Rowe Price 2045 Collective Investment Trust	512,294 shares	9,687,472
	T. Rowe Price 2050 Collective Investment Trust	623,273 shares	11,773,633
	T. Rowe Price 2055 Collective Investment Trust	391,448 shares	7,386,631
	T. Rowe Price 2060 Collective Investment Trust	153,455 shares	1,862,949
*	Participant Loans	Maturing from Jan. 2019 to Jul. 2028; interest rates of 4.25% - 9.75%	1,651,616
			$103,577,090
*	Party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BUCKLE 401(k) PLAN

Date: June 28, 2019	By:	/s/ Thomas B. Heacock
Thomas B. Heacock
Senior Vice President of Finance, Treasurer,
and Chief Financial Officer

EXHIBIT INDEX

Exhibit 23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM